                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-46482
                                                                  &
                                                      Registration No. 333-24453



Prospectus Supplement
(To Prospectus dated September 29, 2000)

                                  $500,000,000

                             [CARDINAL HEALTH LOGO]


                              6.75% NOTES DUE 2011

                         ------------------------------


     This is a public offering by Cardinal Health, Inc. of $500,000,000 of 6.75% Notes due February 15, 2011. Interest on the Notes is payable on February 15 and August 15 of each year, beginning August 15, 2001. The Notes are unsecured obligations. The Notes rank equally with all of our existing and future unsecured senior debt and senior to all of our existing and future subordinated debt. As of September 30, 2000, Cardinal's subsidiaries had outstanding approximately $565.1 million of indebtedness for borrowed money and approximately $3.4 billion of trade payables to which the Notes would be effectively subordinated.


     We can redeem the Notes prior to maturity, in whole or in part, at a redemption price equal to the greater of the principal amount of such Notes and the make-whole price described under "Description of the Notes" in this prospectus supplement, plus, in each case, accrued and unpaid interest. There is no sinking fund for the Notes. We do not intend to list the Notes on any securities exchange.

                         ------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------


                                                              PER NOTE       TOTAL
                                                              --------    ------------
Public Offering Price(1)....................................   99.834%    $499,170,000
Underwriting Discount.......................................    0.650%    $  3,250,000
Proceeds, Before Expenses, to Cardinal......................   99.184%    $495,920,000


---------------


(1) Plus accrued interest from February 13, 2001, if settlement occurs after that date.


                         ------------------------------


     The underwriters expect to deliver Notes in book-entry form through the facilities of The Depository Trust Company against payment in New York, New York on or about February 13, 2001.


                          Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC                         DEUTSCHE BANC ALEX. BROWN

BANC ONE CAPITAL MARKETS, INC.
               BARCLAYS CAPITAL
                               FIRST UNION SECURITIES, INC.
                                            SUNTRUST EQUITABLE SECURITIES
                                                      WACHOVIA SECURITIES, INC.


           The date of this prospectus supplement is February 8, 2001

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
                       PROSPECTUS SUPPLEMENT

Forward-Looking Statements..................................     S-3
Prospectus Supplement Summary...............................     S-5
Recent Developments.........................................     S-7
Capitalization..............................................     S-9
Ratio of Earnings to Fixed Charges..........................    S-10
Use of Proceeds.............................................    S-10
Description of the Notes....................................    S-11
Underwriting................................................    S-14
Legal Matters...............................................    S-15
Experts.....................................................    S-15

                             PROSPECTUS

Where You Can Find More Information and Incorporation of
  Certain Documents by Reference............................       3
Cautionary Statement Regarding Forward-Looking Statements...       4
The Company.................................................       5
Use of Proceeds.............................................       6
Ratio of Earnings to Fixed Charges..........................       6
Description of Common Shares................................       6
Description of Debt Securities..............................       7
Legal Opinions..............................................      16
Experts.....................................................      16
Plan of Distribution........................................      16

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus (including information included or incorporated by reference) contain a number of forward-looking statements with respect to our financial condition, results of operations, plans, objectives, future performance and business. These forward-looking statements involve various risks and uncertainties. Actual results may differ materially from those contemplated, projected or implied by these forward-looking statements due to, among others, the following factors and events (the order of which does not necessarily reflect their relative significance):

     - uncertainties relating to general economic conditions;

     - the loss of one or more key customer or supplier relationships, such as pharmaceutical and medical-surgical manufacturers for which alternative supplies may not be available;

     - challenges associated with integrating our information systems with those of our customers;

     - potential liabilities associated with warranties of our information systems, and the malfunction or failure of our information systems or those of third parties with whom we do business, such as malfunctions or failures associated with date-related issues and disruption to internet-related operations;

     - the costs and difficulties related to the integration of acquired businesses;

     - changes to the presentation of financial results and position resulting from adoption of new accounting principles or upon the advice of our independent auditors or the staff of the SEC;

     - changes in the distribution or outsourcing pattern for pharmaceutical and medical-surgical products and services, including an increase in direct distribution or a decrease in contract packaging by pharmaceutical manufacturers;

     - changes in government regulations or our failure to comply with those regulations;

     - the costs and other effects of legal and administrative proceedings;

     - injury to person or property resulting from our manufacturing, packaging, repackaging, drug delivery system development and manufacturing, information systems, or pharmacy management services;

     - competitive factors in our healthcare service businesses, including pricing pressures;

     - unforeseen changes in our existing agency and distribution arrangements;

     - the continued financial viability and success of our customers, suppliers, and franchisees;

     - changes in customer purchasing patterns;

     - shifts in growth rates among segments driven by various factors;

     - difficulties encountered by our competitors, whether or not we face the same or similar issues;

     - technological developments and products offered by competitors;

     - failure to retain or continue to attract senior management or key personnel;

     - risks associated with international operations, including fluctuations in currency exchange ratios and the impact of the Euro currency;

     - costs associated with protecting our trade secrets and enforcing our patent, copyright and trademark rights, and successful challenges to the validity of our patents, copyrights or trademarks;

     - difficulties or delays in the development, production, manufacturing, and marketing of new products and services;

     - strikes or other labor disruptions;

     - labor and employee benefit costs;

     - pharmaceutical and medical-surgical manufacturers' pricing policies and overall drug price inflation; and

     - changes in hospital buying groups or hospital buying practices.

     Other factors that could cause actual results or conditions to differ from those anticipated by forward-looking statements include those more fully described in those documents incorporated by reference from Cardinal's public filings with the SEC. Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed, projected or implied by these forward-looking statements. You should not place undue reliance on these statements, which speak only as of the date of this prospectus supplement or, in the case of documents incorporated by reference, the dates of those documents. All subsequent written and oral forward-looking statements attributable to Cardinal or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Cardinal undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.
                            ------------------------

     You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction where the offer, sale or solicitation is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover only. Our business, financial condition, results of operations and prospects may have changed since that date.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference in these documents. See "Where You Can Find More Information and Incorporation of Certain Documents by Reference" on page 3 of the accompanying prospectus.

     Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to "we," "us," "our" or the "Company" mean Cardinal Health, Inc. and its consolidated subsidiaries, and references to "Cardinal" refer to Cardinal Health, Inc. excluding its consolidated subsidiaries.

                                  THE COMPANY

     We are one of the country's leading providers of products and services supporting the health care industry. We provide innovative, cost-effective pharmaceutical services that improve the medication use process for a broad base of customers nationwide. These services include pharmaceutical distribution, hospital pharmacy management, automated dispensing systems manufacturing, drug delivery systems, pharmaceutical packaging, retail pharmacy franchising and clinical information systems development. The Company also manufactures and distributes medical, surgical and laboratory products through its wholly owned subsidiary, Allegiance Corporation.

     The mailing address of our executive offices is 7000 Cardinal Place, Dublin, Ohio 43017, and our telephone number is (614) 757-5000.

     The foregoing information concerning the Company does not purport to be comprehensive. For additional information concerning our business and affairs, including capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which we may be subject, please refer to the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                  THE OFFERING

ISSUER........................   Cardinal Health, Inc.


SECURITIES OFFERED............   $500 million aggregate principal amount of
                                 6.75% Notes due 2011.



MATURITY DATE.................   February 15, 2011.



INTEREST PAYMENT DATES........   February 15 and August 15, commencing August
                                 15, 2001.



RECORD DATES..................   February 1 and August 1.



RANKING.......................   The Notes will be unsecured debt obligations of
                                 Cardinal. The Notes rank equally with all of our existing and future unsecured senior debt and senior to all of our existing and future subordinated debt. As of September 30, 2000,
                                 Cardinal had outstanding, excluding the pro forma effect of Cardinal's pending merger transaction with Bindley Western Industries,
                                 Inc. (see "Recent Developments"), approximately
                                 $1,927.9 million of indebtedness and guarantees of subsidiary indebtedness for borrowed money with which the Notes would rank equally. In addition, as of such date, Cardinal's subsidiaries had outstanding approximately
                                 $565.1 million of indebtedness for borrowed money ($495.3 million of which is guaranteed by Cardinal) and approximately $3.4 billion of trade payables to which the Notes would be effectively subordinated.


REDEMPTION....................   We can redeem the Notes prior to maturity, in
                                 whole or in part, at a redemption price equal to the greater of the principal amount of such Notes and the make-whole price described under "Description of the Notes" in this prospectus supplement, plus, in each case, accrued and unpaid interest.

FORM OF NOTES.................   One or more global securities, held in the name
                                 of Cede & Co., the nominee of The Depository
                                 Trust Company.

USE OF PROCEEDS...............   To repay indebtedness. See "Use of Proceeds."

                              RECENT DEVELOPMENTS

BINDLEY MERGER

     On December 4, 2000, Cardinal announced that it had entered into a definitive merger agreement with Bindley Western Industries, Inc., pursuant to which Bindley will become a wholly owned subsidiary of Cardinal in a stock-for-stock merger. This merger transaction is expected to be accounted for as a pooling-of-interests for financial reporting purposes. Under the terms of the pending merger, stockholders of Bindley will receive 0.4275 of a Cardinal common share in exchange for each outstanding common share of Bindley. Cardinal will issue approximately 16.8 million shares on a fully-diluted basis to the Bindley stockholders. Subject to a vote of the Bindley stockholders scheduled to occur on February 14, 2001, and other customary conditions, the pending merger is expected to be completed by the end of March and, perhaps, as early as mid-February 2001. Indianapolis-based Bindley serves independent and retail chain pharmacies, hospitals, clinics, health management organizations, and other managed-care organizations from 16 distribution facilities operating in 14 states. It also operates 32 nuclear pharmacies.

  RISKS ASSOCIATED WITH OUR ACQUISITIONS

     In considering whether or not to invest in this offering, you should consider all of the information we have included in this prospectus supplement and accompanying prospectus and all of the information incorporated by reference in those documents. In addition, you should pay particular attention to the following risk factors related to our acquisitions. These factors are in addition to the risks faced in our day-to-day operations and are not presented in order of magnitude or importance.

     An important element of our growth strategy is to pursue strategic acquisitions that either expand or complement our business, and we routinely review acquisition opportunities. The pending Bindley merger expands our drug distribution business. Acquisitions involve a number of special risks, including the risks pertaining to integrating acquired businesses. In addition, we may incur debt to finance future acquisitions, and we may issue securities in connection with future acquisitions that may dilute the holdings of current and future Cardinal shareholders. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy may be impaired.

     We believe that significant business opportunities and cost savings are achievable as a result of the Bindley merger. Our estimates of cost savings are based upon many assumptions, including future sales levels and other operating results, the availability of funds for capital expenditures, the timing of certain events, as well as general industry and business conditions and other matters, many of which are beyond the control of the combined company. Our estimates are also based on a management consensus as to what levels of sales and similar efficiencies should be achievable by an entity the size of the combined company. Our estimates of potential cost savings and revenue enhancements are forward-looking statements that are inherently uncertain. The combined company's actual cost savings and revenue enhancements, if any, could differ from those projected and such differences could be material. Therefore, you should not place undue reliance on our estimates as predictors of actual cost savings and revenue enhancements. We cannot assure you that unforeseen costs and expenses or other factors (whether arising in connection with the integration of the two companies' operations or otherwise) will not offset the estimated cost savings and revenue enhancements or other components of the combined company's plan or result in delays in the realization of certain projected cost savings. See "Forward-Looking Statements."

     Integrating businesses, including integrating the Bindley and Cardinal businesses following the Bindley merger, involves a number of special risks, including:

     - the possibility that management may be distracted from regular business concerns by the need to integrate operations;

     - unforeseen difficulties in integrating operations and systems;

     - customer reactions to proposed changes;

     - problems in assimilating and retaining the employees of Bindley;

     - challenges in retaining customers; and

     - potential adverse short-term or long-term effects on operating results.

SECOND QUARTER FINANCIAL RESULTS

     On January 30, 2001, Cardinal reported earnings and revenues for its second fiscal quarter ended December 31, 2000 as follows: Total revenues grew to $9,637.9 million, compared to $7,399.5 million for the second quarter a year ago; net earnings grew to $209.2 million, compared to $173.5 million for the second quarter a year ago; and earnings per diluted share grew to $0.73, compared to $0.61 per share for the second quarter a year ago. Results for the six-month period ended December 31, 2000 were reported as follows: Total revenues grew to $18,372.5 million, compared to $14,183.2 million for the six-month period a year ago; net earnings grew to $382.4 million, compared to $295.5 million for the six-month period a year ago; and earnings per diluted share grew to $1.34, compared to $1.03 per share for the six-month period a year ago.

     Costs of effecting mergers and subsequently integrating the operations of the various merged companies are recorded as merger-related costs when incurred. The net of tax effect of the various merger-related costs recorded during the three months ended December 31, 2000 and 1999 was to reduce net earnings by $5.4 million to $209.2 million and by $3.4 million to $173.5 million, respectively, and to reduce reported diluted earnings per common share by $0.02 per share to $0.73 per share and by $0.01 per share to $0.61 per share, respectively. The net of tax effect of the various merger-related costs recorded during the six months ended December 31, 2000 and 1999 was to reduce net earnings by $16.4 million to $382.4 million and by $33.1 million to $295.5 million, respectively, and to reduce reported diluted earnings per common share by $0.06 per share to $1.34 per share and by $0.12 per share to $1.03 per share, respectively.

EQUITY OFFERING


     On February 6, 2001, we agreed to sell 500,000 of our common shares at a price of $95.50 per share. The sale of those shares will be consummated on February 9, 2001.

                                 CAPITALIZATION

     The following table sets forth the short-term obligations and capitalization of the Company (1) at September 30, 2000, (2) on a pro forma basis to give effect to the Bindley merger and sale of the 500,000 shares (as discussed above), and (3) pro forma as adjusted to reflect the issuance and sale of the Notes offered hereby and the application of the net proceeds. See "Use of Proceeds."


                                                              SEPTEMBER 30, 2000
                                                     ------------------------------------
                                                      ACTUAL     PRO FORMA    AS ADJUSTED
                                                     --------    ---------    -----------
                                                                (IN MILLIONS)
Short-term Obligations:
  Notes payable -- banks (1).......................  $   10.5    $   90.5      $   10.5
  Securitized borrowings (1).......................        --       320.0            --
  Current portion of long-term obligations.........      10.6        10.6          10.6
                                                     --------    --------      --------
          Total Short-term Obligations.............  $   21.1    $  421.1      $   21.1
                                                     ========    ========      ========
Long-term Obligations:
  Other long-term obligations, including capital
     leases........................................  $   47.0    $   85.3      $   60.4
  6.75% Notes due 2011 offered hereby (2)..........        --          --         500.0
  6.0% Notes due 2006..............................     150.0       150.0         150.0
  6.25% Notes due 2008.............................     150.0       150.0         150.0
  6.5% Notes due 2004..............................     100.0       100.0         100.0
  6.75% Notes due 2004.............................      99.7        99.7          99.7
  7.3% Notes due 2006..............................     127.9       127.9         127.9
  7.8% Debentures due 2016.........................      75.7        75.7          75.7
  7.0% Debentures due 2026 (7 year put option in
     2003).........................................     192.0       192.0         192.0
  Commercial paper and other borrowings............   1,031.0     1,031.0         955.9
                                                     --------    --------      --------
          Total Long-term Obligations..............  $1,973.3    $2,011.6      $2,411.6
                                                     ========    ========      ========
Shareholders' Equity:
  Common shares, without par value, authorized
     500,000,000 shares (3), issued and outstanding
     278,920,862 shares issued and outstanding
     294,532,636 shares, as combined issued and
     outstanding 294,532,636 shares, as adjusted...  $1,324.5    $1,662.9      $1,662.9
  Retained earnings................................   3,337.9     3,515.1       3,515.1
  Common shares in treasury, at cost -- 7,318,895
     shares........................................    (315.8)     (335.4)       (335.4)
  Other comprehensive income.......................    (107.8)     (107.8)       (107.8)
  Other............................................      (8.5)      (11.9)        (11.9)
                                                     --------    --------      --------
          Total Shareholders' Equity...............  $4,230.3    $4,722.9      $4,722.9
                                                     --------    --------      --------
          Total Capitalization.....................  $6,203.6    $6,734.5      $7,134.5
                                                     ========    ========      ========


---------------


(1) The amounts indicated under this item may vary on a short term basis. For amounts as of February 6, 2001, see "Use of Proceeds."



(2) As of September 30, 2000, Cardinal had outstanding, excluding the pro forma effect of the Bindley merger, approximately $1,927.9 million of indebtedness and guarantees of subsidiary indebtedness for borrowed money with which the Notes would rank equally. In addition, as of such date, Cardinal's subsidiaries had outstanding approximately $565.1 million of indebtedness for borrowed money ($495.3 million of which is guaranteed by Cardinal) and approximately $3.4 billion of trade payables to which the Notes would be effectively subordinated.


(3) At our annual meeting of shareholders held on November 1, 2000, the shareholders approved an amendment to the Articles of Incorporation to increase the number of authorized common shares, without par value, from 500 million to 750 million shares.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                            FISCAL YEAR ENDED                        THREE MONTHS
                         --------------------------------------------------------        ENDED
                         JUNE 30,    JUNE 30,    JUNE 30,    JUNE 30,    JUNE 30,    SEPTEMBER 30,
                           1996        1997        1998        1999        2000          2000
                         --------    --------    --------    --------    --------    -------------
Ratio of Earnings to
  Fixed Charges........    (0.7)       5.3         6.7         6.9         7.9            7.4

     The ratio of earnings to fixed charges is computed by dividing fixed charges of Cardinal and entities 50% or more owned by Cardinal into earnings before income taxes plus fixed charges. Fixed charges include interest expense, amortization of debt offering costs, and the portion of rent expense which is deemed to be representative of the interest factor. These ratios do not give effect to the Bindley merger.

                                USE OF PROCEEDS


     The net proceeds from the sale of the Notes, before expenses, are estimated to be approximately $495,920,000. We anticipate that a portion of the proceeds from the sale of the Notes will be applied following completion of the Bindley merger to the repayment of outstanding amounts under Bindley's unsecured short-term bank line of credit. As of February 6, 2001, the following amounts were outstanding under Bindley's unsecured short-term bank line of credit: $25 million due February 8, 2001 having an interest rate of 6.69% per annum, $50 million due February 14, 2001 having an interest rate of 7.61% per annum, and $50 million due February 28, 2001 having an interest rate of 7.51% per annum. In addition, we anticipate that a portion of the proceeds from the sale of the Notes will be applied to repayment of the $350 million currently outstanding under Bindley's receivables securitization facility. The outstanding amount on this facility, bears a discount rate of 6.07% per annum as of February 6, 2001. This discount rate fluctuates on a daily basis based upon commercial paper market conditions. Affiliates of some of the Underwriters are lenders under Bindley's unsecured short-term bank line of credit and Bindley's receivables securitization facility, and will receive a portion of the net proceeds of the offering when the line of credit and facility are repaid. See "Underwriting." We anticipate that a portion of the proceeds from the sale of the Notes will be applied to repayment of the $25 million currently outstanding under Bindley's Senior Notes due December 27, 2004, the interest rate for which is 7.93% per annum. In the event that there are proceeds remaining after application of the proceeds as described above, the remainder of the proceeds will be applied toward repayment of a portion of Cardinal's outstanding commercial paper, which, as of February 6, 2001, had an average interest rate of 5.83% per annum. In the event that the Bindley merger is not consummated, the net proceeds from the sale of the Notes will be applied toward repayment of a portion of Cardinal's commercial paper and used for general corporate purposes, which may include working capital, capital expenditures, acquisitions and investments.

                            DESCRIPTION OF THE NOTES

GENERAL

     The following information concerning the Notes supplements, and should be read in conjunction with, the statements under "Description of Debt Securities" in the accompanying prospectus. Capitalized terms not defined herein are used as defined in the Indenture.


     The 6.75% Notes due 2011 will be issued as one series of unsecured debt securities under an indenture dated as of April 18, 1997 (the "Indenture") between Cardinal and Bank One, N.A. (formerly known as Bank One, Columbus, NA), as trustee (the "Trustee"). Cardinal may issue from time to time other series of debt securities under the Indenture consisting of notes or other unsecured evidences of indebtedness, but such other series will be separate from and independent of the Notes. The Indenture does not limit the amount of debt securities or any other debt which may be incurred by Cardinal. In addition, the provisions of the Indenture do not afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, acquisition, merger or similar transaction involving Cardinal that could adversely affect holders of the Notes. Reference is made to the prospectus for a description of other general terms of the debt securities.



     The Notes will mature on February 15, 2011. Interest on the Notes will accrue from February 13, 2001, and will be payable semiannually on February 15 and August 15 commencing August 15, 2001, to the persons in whose names the Notes are registered at the close of business on the February 1 or August 1 prior to the payment date at the annual rate set forth on the cover page of this prospectus supplement.



     The Notes will be unsecured debt securities of the Company. The Notes rank equally with all of our existing and future unsecured senior debt and senior to all of our existing and future subordinated debt. As of September 30, 2000, Cardinal had outstanding, excluding the pro forma effect of the Bindley merger, approximately $1,927.9 million of indebtedness and guarantees of subsidiary indebtedness for borrowed money with which the Notes would rank equally. In addition, as of such date, Cardinal's subsidiaries had outstanding approximately $565.1 million of indebtedness for borrowed money ($495.3 million of which is guaranteed by Cardinal) and approximately $3.4 billion of trade payables to which the Notes would be effectively subordinated.


     The Notes will be issued in the form of one or more global notes (each, a "Global Note"), in registered form, without coupons, in denominations of $1,000 or an integral multiple thereof as described under "Book-Entry System."

     The Notes will not be listed on a securities exchange.

OPTIONAL REDEMPTION

     The Notes will be redeemable, in whole or, from time to time, in part, at the option of Cardinal at any time, at a redemption price equal to the greater of:

     (1) 100% of the principal amount of the Notes to be redeemed, or


     (2) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest on the amount being redeemed to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such Notes.

     "Comparable Treasury Price" means, with respect to any redemption date,

     (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or

     (2) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Quotation Agent" means the Reference Treasury Dealer appointed by
Cardinal.

     "Reference Treasury Dealer" means,

     (1) each of Banc of America Securities LLC and Deutsche Banc Alex. Brown and their respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Cardinal shall substitute therefor another Primary Treasury Dealer, and

     (2) any other Primary Treasury Dealer selected by Cardinal.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Cardinal, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

     Notice to holders of Notes to be redeemed will be delivered by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Unless Cardinal defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

     The Notes will be issued initially in the form of one or more Global Notes that will be deposited with, or on behalf of, DTC, which will act as securities depository for the Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). DTC and any other depository which may replace DTC as depository for the Notes are sometimes referred to herein as the "Depositary." Except under the limited circumstances described below, Notes represented by Global Notes will not be exchangeable for Certificated Notes.

     So long as the Depositary, or its nominee, is the registered owner of a Global Note, such Depositary or such nominee, as the case may be, will be considered the sole registered holder of the individual Notes represented by such Global Note for all purposes under the Indenture. Payments of principal of and premium, if any, and any interest on individual Notes represented by a Global Note will be made to the Depositary or its nominee, as the case may be, as the registered holder of such Global Note. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Note and will not be considered the registered holder thereof under the Indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto as described in the accompanying prospectus.

     The following is based upon information furnished by DTC:

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

     Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for one or more Notes is discontinued.

     To facilitate subsequent transfers, all Global Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to Cardinal as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal, interest payments and redemption proceeds on the Notes will be made to Cede & Co., or such other nominee, as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Direct Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Direct Participant and not of DTC, any Agents, or Cardinal, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and redemption proceeds to DTC is the responsibility of Cardinal, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to Cardinal or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered in exchange for the Notes represented by the Global Notes held by the DTC.

     In addition, Cardinal may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, certificated notes will be printed and delivered in exchange for the Notes represented by the Global Notes held by DTC.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. Cardinal believes such information to be reliable, but Cardinal takes no responsibility for the accuracy thereof.

     None of Cardinal, the Underwriters, the Trustee, any paying agent or the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Company has agreed to sell to the Underwriters (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.


                                                                PRINCIPAL AMOUNT
UNDERWRITER                                                         OF NOTES
-----------                                                     ----------------
Banc of America Securities LLC..............................      $150,000,000
Deutsche Banc Alex. Brown Inc...............................       150,000,000
Banc One Capital Markets, Inc...............................        40,000,000
Barclays Capital Inc........................................        40,000,000
First Union Securities, Inc.................................        40,000,000
SunTrust Equitable Securities Corporation...................        40,000,000
Wachovia Securities, Inc....................................        40,000,000
                                                                  ------------
TOTAL.......................................................      $500,000,000
                                                                  ============


     The obligations of the Underwriters under the Underwriting Agreement, including their agreement to purchase Notes from us, are several and not joint. Those obligations are also subject to certain conditions in the Underwriting Agreement being satisfied. The Underwriters have agreed to purchase all of the Notes if any of them are purchased.


     The Underwriters initially propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.


     In the Underwriting Agreement, we have agreed that:


     - we will pay our expenses related to this offering, which we estimate will be $425,000; and


     - we will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Notes are a new issue of securities, and there is currently no established trading market for the Notes. In addition, we do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The Underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The Underwriters may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

     In connection with the offering of the Notes, the Underwriters may engage in overallotment, stabilizing and syndicate-covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate-covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate-covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the Underwriters engage in stabilizing or syndicate-covering transactions, they may discontinue them at any time.

     Some or all of the Underwriters or their affiliates engage in various general financing and banking transactions with us and/or Bindley. In particular, affiliates of some of the Underwriters are lenders under Bindley's unsecured short-term bank line of credit and Bindley's receivables securitization facility, and will receive a portion of the net proceeds of the offering when the line of credit and facility are repaid. Because more than 10% of the net proceeds will be paid to affiliates of the Underwriters participating in this offering, the offering is being made in compliance with Rule 2720(c)(3) of the Conduct Rules of the National Association of Securities Dealers, Inc. In addition, Banc of America Securities LLC has acted as placement agent for the sale of 500,000 of our common shares at a price of $95.50 per share. We expect to consummate the sale of those shares on February 9, 2001, and will pay the placement agent a commission equal to $0.06 per share from such sale. Two of our directors are also current or former directors of affiliates of Banc One Capital Markets, Inc. An affiliate of Banc One Capital Markets, Inc. is acting as the trustee under the indenture.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for Cardinal by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters with respect to the Notes will be passed upon for the Underwriters by Davis Polk & Wardwell, Menlo Park, California.

                                    EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule of Cardinal and its subsidiaries as of June 30, 2000 and 1999, and for each of the three years in the period ended June 30, 2000 have been incorporated in this prospectus supplement and accompanying prospectus by reference from Cardinal's annual report on Form 10-K for the fiscal year ended June 30, 2000. Such consolidated financial statements and schedule as of and for the fiscal year ended June 30, 2000 have been audited by Arthur Andersen LLP as stated in their report which is incorporated herein by reference from the Cardinal Form 10-K for the fiscal year ended June 30, 2000. The consolidated financial statements and schedule of Cardinal and its subsidiaries, except the financial statements of Allegiance Corporation and of R.P. Scherer Corporation, as of and for each of the two years in the period ended June 30, 1999 have been audited by Deloitte & Touche LLP as stated in their report which is incorporated herein by reference from the Cardinal Form 10-K for the fiscal year ended June 30, 2000. The financial statements of Allegiance as of June 30, 1999 and for each of the two years in the period ended June 30, 1999 have been audited by PricewaterhouseCoopers LLP and the financial statements of R.P. Scherer as of June 30, 1999 and for the years ended June 30, 1999 and March 31, 1998 have been audited by Arthur Andersen LLP, as stated in their reports which are incorporated herein by reference from Cardinal's Form 10-K for the fiscal year ended June 30, 2000. Such consolidated financial statements and supporting schedule of Cardinal and its subsidiaries as described above are incorporated herein by reference in reliance upon authority of the respective firms as experts in accounting and auditing in respect to the entities and for the periods they have audited. All of the foregoing firms are independent public auditors with respect to the entities and for the periods they have audited.

                             [CARDINAL HEALTH LOGO]

                       COMMON SHARES AND DEBT SECURITIES

                         OFFERING PRICE: $1,000,000,000

     We may offer, from time to time:

     (i) common shares, and

     (ii) unsecured debt securities.

     For each type of securities listed above, the amount, price and terms will be determined at or prior to the time of sale.

     We will provide the specific terms of these securities in an accompanying prospectus supplement or supplements. You should read this prospectus and the accompanying prospectus supplement or supplements carefully before you invest.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to consummate sales of any of these securities unless accompanied by a prospectus supplement.

               The date of this prospectus is September 29, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Where You Can Find More Information and Incorporation of
  Certain Documents by Reference............................      3

Cautionary Statement Regarding Forward-Looking Statements...      4

The Company.................................................      5

Use of Proceeds.............................................      6

Ratio of Earnings to Fixed Charges..........................      6

Description of Common Shares................................      6

Description of Debt Securities..............................      7

Legal Opinions..............................................     16

Experts.....................................................     16

Plan of Distribution........................................     16

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration process. Under this shelf process, we may sell any combination of our debt securities and our common shares in one or more offerings up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

     Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "we," "us," "our" or the "Company" mean Cardinal Health, Inc. and its consolidated subsidiaries, and references to "Cardinal" refer to Cardinal Health, Inc. excluding its consolidated subsidiaries.

                    WHERE YOU CAN FIND MORE INFORMATION AND
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows us to "incorporate by reference" the information we file with it. This means that we are disclosing important information to you by referring to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below which we have previously filed with the SEC and any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus until we sell all of the securities covered by this prospectus.

                  SEC FILINGS                                     PERIOD/DATE
                  -----------                                     -----------
--   Our Annual Report on Form 10-K                Fiscal Year ended June, 30, 2000
--   The description of our common shares          Filed August 19, 1994 (including any
     contained in our Registration Statement on    future updates filed with the SEC).
     Form 8-A

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                             Cardinal Health, Inc.
                              7000 Cardinal Place
                               Dublin, Ohio 43017
                                 (614) 757-5000
                         Director -- Investor Relations

     You should rely only on the information contained or incorporated by reference in this prospectus and accompanying prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus is current only as of the date of this prospectus.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for "forward-looking statements" (as defined in the Act). This prospectus and the documents incorporated by reference into this prospectus may include forward-looking statements which reflect our current view (as of the date the forward-looking statement is first made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in such statements. These uncertainties and other factors include, but are not limited to:

     - uncertainties relating to general economic conditions;

     - the loss of one or more key customer or supplier relationships, such as pharmaceutical and medical-surgical manufacturers for which alternative supplies may not be available;

     - challenges associated with integrating our information systems with those of our customers;

     - potential liabilities associated with warranties of our information systems, and the malfunction or failure of our information systems or those of third parties with whom we do business, such as malfunctions or failures associated with date-related issues and disruption to internet-related operations;

     - the costs and difficulties related to the integration of recently acquired businesses;

     - changes to the presentation of financial results and position resulting from adoption of new accounting principles or upon the advice of our independent auditors or the staff of the SEC;

     - changes in the distribution or outsourcing pattern for pharmaceutical and medical-surgical products and services, including an increase in direct distribution or a decrease in contract packaging by pharmaceutical manufacturers;

     - changes in government regulations or our failure to comply with those regulations;

     - the costs and other effects of legal and administrative proceedings;

     - injury to person or property resulting from our manufacturing, packaging, repackaging, drug delivery system development and manufacturing, information systems, or pharmacy management services;

     - competitive factors in our healthcare service businesses, including pricing pressures;

     - unforeseen changes in our existing agency and distribution arrangements;

     - the continued financial viability and success of our customers, suppliers, and franchisees;

     - difficulties encountered by our competitors, whether or not we face the same or similar issues;

     - technological developments and products offered by competitors;

     - failure to retain or continue to attract senior management or key personnel;

     - risks associated with international operations, including fluctuations in currency exchange ratios and implementation of the Euro currency;

     - costs associated with protecting our trade secrets and enforcing our patent, copyright and trademark rights, and successful challenges to the validity of our patents, copyrights or trademarks;

     - difficulties or delays in the development, production, manufacturing, and marketing of new products and services;

     - strikes or other labor disruptions;

     - labor and employee benefit costs;

     - pharmaceutical and medical-surgical manufacturers' pricing policies and overall drug price inflation; and

     - changes in hospital buying groups or hospital buying practices.

     The words "believe", "expect", "anticipate", "project", and similar expressions identify "forward-looking statements", which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  THE COMPANY

     We are one of the nation's leading diversified healthcare services companies. We provide a broad array of complementary products and services to healthcare providers and manufacturers to help them improve the efficiency and quality of healthcare, through four segments. These segments are:

     - Pharmaceutical Distribution and Provider Services which involves the distribution of a broad line of pharmaceuticals, healthcare and beautycare products, therapeutic plasma and other specialty pharmaceutical products and other items typically sold by hospitals, retail drug stores and other healthcare providers, in addition to providing services to the healthcare industry through integrated pharmacy management, temporary pharmacy staffing, as well as franchising of apothecary-style retail pharmacies;

     - Medical-Surgical Products and Services which involves the manufacture of medical, surgical and laboratory products and the distribution of these products to hospitals, physician offices, surgery centers and other healthcare providers;

     - Pharmaceutical Technologies and Services which provides services to the healthcare manufacturing industry through the design of unique drug delivery systems, liquid fill contract manufacturing, comprehensive packaging services and reimbursement services; and

     - Automation and Information Services which provides services to hospitals and other healthcare providers through pharmacy automation equipment and clinical information system services.

     Our principal executive offices are located at 7000 Cardinal Place, Dublin, Ohio 43017, and our telephone number is (614) 757-5000.

                                USE OF PROCEEDS

     Except as we may describe otherwise in a prospectus supplement, we will use the proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include working capital, capital expenditures, repayment or refinancing of indebtedness, acquisitions, and investments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the fiscal years ended June 30, 1996 through 2000 are as follows:

                                       JUNE 30,    JUNE 30,    JUNE 30,    JUNE 30,    JUNE 30,
                                         1996        1997        1998        1999        2000
                                       --------    --------    --------    --------    --------
Ratio of Earnings to Fixed Charges...    (0.7)       5.3         6.7         6.9         7.9

                          DESCRIPTION OF COMMON SHARES

     The following is a summary of certain rights of the holders of our common shares. Reference is made to Cardinal's Amended and Restated Articles of Incorporation, as amended (the "Articles"), and Cardinal's Restated Code of Regulations, as amended (the "Regulations"), copies of which are filed as exhibits to the Registration Statement of which this prospectus is a part and is incorporated into this prospectus by reference. See "Where You Can Find More Information" on page 3 of this prospectus for information on how to obtain a copy of the Articles or Regulations.

     Cardinal's Articles authorize us to issue up to 500,000,000 common shares. On September 8, 2000, 278,179,407 common shares were issued and outstanding, approximately 7,304,200 were held in treasury, approximately 53,793,100 were reserved for issuance under stock incentive and deferred compensation plans and approximately 4,200,000 were reserved for issuance under an equity shelf registration statement. The Articles also authorize us to issue up to 5,000,000 Class B common shares, none of which is outstanding, and 500,000 non-voting preferred shares, none of which is outstanding.

     From time to time, Cardinal may issue additional authorized but unissued common shares for share dividends, stock splits, employee benefit programs, financing and acquisition transactions, and other general purposes Those common shares will be available for issuance without action by Cardinal's shareholders, unless such action is required by applicable law or the rules of the New York Stock Exchange or any other stock exchange on which common shares may be listed in the future.

     All of the outstanding common shares are fully paid and nonassessable. Holders of the common shares do not have preemptive rights and have no rights to convert their common shares into any other security. All common shares are entitled to participate equally and ratably in dividends, when and as declared by the board of directors. Holders of the common shares are entitled to one vote per share for the election of directors and upon all matters on which shareholders are entitled to vote. Holders of Class B common shares (if any are issued in the future) are entitled to one-fifth of one vote per share in the election of directors and upon all matters on which shareholders are entitled to vote. Under certain circumstances, holders of Class B common shares have a separate class vote. Under Ohio law, Cardinal shareholders are afforded the right to vote their common shares cumulatively for the election of nominees to fill the particular class of directors to be elected at each annual meeting, subject to compliance with certain procedural requirements.

     Cardinal's board of directors currently consists of fourteen members, divided into two classes of five members each and a third class of four members. The Regulations provide that the number of directors may be increased or decreased by action of the board of directors upon the majority vote of the board, but in no case may the number of directors be fewer than nine or more than fourteen without an amendment approved by the affirmative vote of the holders of not less than 75% of the shares having voting power with respect to that proposed amendment. The Regulations require that any proposal to either remove a director during his term of office or to further amend the Regulations relating to the classification or removal of directors be approved by the affirmative vote of the holders of not less than 75% of the shares having voting power with respect to such proposal. The board of directors may fill any vacancy with a person who shall serve until the shareholders hold an election to fill the vacancy. The purpose of these provisions is to prevent directors from being removed from office prior to the expiration of their respective terms, thus protecting the safeguards inherent in the classified board structure unless dissatisfaction with the performance of one or more directors is widely shared by Cardinal's shareholders. These provisions could also have the effect of increasing from one year to two or three years (depending upon the number of common shares held) the amount of time required for an acquiror to obtain control of Cardinal by electing a majority of the board of directors and may also make the removal of incumbent management more difficult and discourage or render more difficult certain mergers, tender offers, proxy contests, or other potential takeover proposals.

CERTAIN ANTI-TAKEOVER PROVISIONS OF OHIO LAW

     Chapter 1704 of the Ohio Revised Code (the "Ohio Law") provides generally that any person who acquires 10% or more of a corporation's voting stock (thereby becoming an "interested shareholder") may not engage in a wide range of "business combinations" with the corporation for a period of three years following the date the person became an interested shareholder, unless the directors of the corporation have approved the transactions or the interested shareholder's acquisition of shares of the corporation prior to the date the interested shareholder became a shareholder of the corporation. These restrictions on interested shareholders do not apply under certain circumstances, including, but not limited to, the following: (i) if the corporation's original articles of incorporation contain a provision expressly electing not to be governed by Chapter 1704 of the Ohio Law; (ii) if the corporation, by action of its shareholders, adopts an amendment to its articles of incorporation expressly electing not to be governed by such section; or (iii) if, on the date the interested shareholder became a shareholder of the corporation, the corporation did not have a class of voting shares registered or traded on a national securities exchange. The Cardinal articles do not contain a provision electing not to be governed by Chapter 1704.

     Under Section 1701.831 of the Ohio Law, unless the articles of incorporation or regulations of a corporation otherwise provide, any "control share acquisition" of an "issuing public corporation" can be made only with the prior approval of the corporation's shareholders. A "control share acquisition" is defined as any acquisition of shares of a corporation that, when added to all other shares of that corporation owned by the acquiring person, would enable that person to exercise levels of voting power in any of the following ranges: at least 20% but less than 33 1/3%, at least 33 1/3% but less than 50%, or 50% or more. Cardinal falls within the definition of issuing public corporation, but its regulations expressly provide that the provisions of Section 1701.831 of the Ohio Law do not apply to us.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common shares is EquiServe Trust Company, Jersey City, New Jersey.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities offered by this prospectus will be unsecured obligations of Cardinal and will be issued under an indenture dated as of April 18, 1997, between Cardinal and Bank One, N.A. (formerly known as, Bank One, Columbus, N.A.), as trustee.

     The following briefly summarizes the material provisions of the indenture and the debt securities. You should read the more detailed provisions of the indenture, including the defined terms, because they, and not this description, define the rights of holders of debt securities. You should also read the particular terms of the debt securities, which will be described in more detail in the applicable prospectus supplement. See "Where You Can Find More Information" for information on how to obtain copies of the indenture. The indenture has been incorporated by reference as an exhibit to this registration statement of which this prospectus is a part.

GENERAL

     The indenture provides that the debt securities may be issued from time to time in one or more series. The indenture does not limit the amount of debt securities or any other debt we may incur except as provided below under "Limitations on Subsidiary Debt. "Unless otherwise specified in a prospectus supplement, a default in our obligations with respect to any other indebtedness will not constitute a default or an event of default with respect to the debt securities. The indenture does not contain any covenants or provisions that afford holders of debt securities protection in the event of a highly leveraged transaction. The debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

     We conduct nearly all of our operations through subsidiaries and we expect that we will continue to do so. As a result, the right of Cardinal to participate as a shareholder in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise and the ability of holders of debt securities to benefit as creditors of Cardinal from any distribution are subject to the prior claims of creditors of the subsidiary. As of June 30, 2000, Cardinal had outstanding approximately $959.0 million of indebtedness for borrowed money with which the debt securities would rank equally. In addition, as of such date, Cardinal's subsidiaries had outstanding approximately $555.2 million of indebtedness for borrowed money. On a consolidated basis, the Company had approximately $3.0 billion of trade payables as of June 30, 2000, to which the debt securities would be effectively subordinated.

     The prospectus supplement relating to any series of debt securities will describe the following terms, where applicable:

     - the designation, aggregate principal amount and purchase price;

     - the date or dates on which principal is payable;

     - the interest rate or the method of computing the interest rate;

     - the interest payment date and any related record dates;

     - any redemption, repayment or sinking fund provisions; and

     - any other specific terms of the debt securities.

     Unless otherwise specified in a prospectus supplement, principal and premium, if any, will be payable, and the debt securities will be transferable and exchangeable without service charge, at the office of the trustee. Interest on any series of debt securities will be payable on the interest payment dates to the persons in whose names the debt securities are registered at the close of business on the related record dates, and, unless other arrangements are made, will be paid by checks mailed to such persons.

     Debt securities may be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) and sold at a discount which may be substantially below their stated principal amount ("Original Issue Discount Securities"). The applicable prospectus supplement will describe the Federal income tax consequences and other special considerations applicable to any Original Issue Discount Securities.

DEFINITIONS

     The definitions set forth below is a description of the terms that are defined in the indenture and used in this prospectus. The complete definitions are set forth in the indenture.

     "Attributable Debt" means in connection with a sale and lease-back transaction the lesser of:

     - the fair value of the assets subject to the transaction; or

     - the aggregate of present values (discounted at a rate per annum equal to the weighted average Yield to Maturity of the debt securities of all series then outstanding and compounded semiannually) of our obligations for rental payments during the remaining term of all leases.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets after deducting therefrom:

     - all current liabilities (excluding any thereof constituting Funded Indebtedness by reason of being renewable or extendable); and

     - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on our most recent balance sheet and computed in accordance with generally accepted accounting principles.

     "Consolidated Subsidiary" means any Subsidiary substantially all the property of which is located, and substantially all the operations of which are conducted, in the United States of America whose financial statements are consolidated with those of Cardinal in accordance with generally accepted accounting principles practiced in the United States of America.

     "Exempted Debt" means the sum of the following as of the date of determination:

     - our indebtedness incurred after the date of the indenture and secured by liens not permitted by the limitation on liens provisions of the indenture; and

     - our Attributable Debt in respect of every sale and lease-back transaction entered into after the date of the indenture, other than leases permitted by the limitation on sale and lease-back provisions of the indenture.

     "Financing Subsidiary" means any Subsidiary, including its Subsidiaries, engaged in one or more of the following activities:

     - the business of making loans or advances, extending credit or providing financial accommodations (including leasing new or used products) to others;

     - the business of purchasing notes, accounts receivable (whether or not payable in installments), conditional sale contracts or other obligations of others originating in sales at wholesale or retail; or

     - any other business as may be reasonably incidental to those described herein, including the ownership and use of property in connection with it.

     "Funded Indebtedness" means all Indebtedness having a maturity of more than 12 months from the date as of which the amount of Indebtedness is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower.

     "Indebtedness" means all items classified as indebtedness on our most recently available balance sheet in accordance with generally accepted accounting principles.

     "Original Issue Discount Security" means any Debt Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof following an event of default.

     "Rate Hedging Obligations" means any and all obligations of anyone arising under:

     - any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions; and

     - any and all cancellations, buybacks, reversals, terminations or assignments of the same.

     "Restricted Subsidiary" means a "significant subsidiary" as defined in
Article 1, Rule 1-02 of Regulation S-X, promulgated under the Securities Act and as amended from time to time.

     "Senior Funded Indebtedness" means any of our Funded Indebtedness that is not subordinated in right of payment to any of our other Indebtedness.

     "Subsidiary" means any corporation of which at least a majority of the outstanding stock having voting power (under ordinary circumstances) to elect a majority of the board of directors of that corporation is at the time owned by Cardinal or by Cardinal and one or more Subsidiaries or by one or more Subsidiaries.

     "Yield to Maturity" means the yield to maturity on a series of debt securities, calculated at the time of issuance of such series, or, if applicable, at the most recent redetermination of interest on such series, and calculated in accordance with accepted financial practice.

CERTAIN COVENANTS

     The following is a summary of the material covenants contained in the indenture.

  LIMITATION ON LIENS.

     So long as any of the debt securities remain outstanding, Cardinal will not, and it will not permit any Consolidated Subsidiary to, create or assume any Indebtedness for borrowed money which is secured by a mortgage, pledge, security interest or lien ("liens") of or upon any assets, of Cardinal or any Consolidated Subsidiary, whether now owned or hereafter acquired, without equally and ratably securing the debt securities by a lien ranking ratably with and equal to such secured Indebtedness. The foregoing restriction does not apply to:

(a) liens existing on the date of the indenture;

(b) liens on assets of any corporation existing at the time it becomes a Consolidated Subsidiary;

(c) liens on assets existing at the time we acquire them, or to secure the payment of the purchase price for them, or to secure Indebtedness incurred or guaranteed by Cardinal or a Consolidated Subsidiary for the purpose of financing the purchase price of assets or improvements to or construction of them, which Indebtedness is incurred or guaranteed prior to, at the time of, or within 360 days after the acquisition
    (or in the case of real property, completion of such improvement or construction or commencement of full operation of the property, whichever is later);

(d) liens securing Indebtedness owing by any Consolidated
    Subsidiary to Cardinal or another wholly owned domestic
    Subsidiary;

(e) liens on any assets of a corporation existing at the time the corporation is merged into or consolidated with Cardinal or a Subsidiary or at the time of a purchase, lease or other acquisition of the assets of a corporation or firm as an entirety or substantially as an entirety by Cardinal or a Subsidiary;

(f) liens on any assets of Cardinal or a Consolidated Subsidiary in favor of the United States of America or any State thereof, or in favor of any other country, or political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure any Indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price (or, in the case of real property, the cost of construction) of the assets subject to such liens (including, but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financings);

(g) any extension, renewal or replacements (or successive extensions, renewals or replacements) in whole or in part, of any lien referred to in the foregoing clauses (a) to (f), inclusive;

(h) certain statutory liens or other similar liens arising in the ordinary course of business or certain liens arising out of governmental contracts;

(i) certain pledges, deposits or liens made or arising under workers' compensation or similar legislation or in certain other circumstances;

(j) liens created by or resulting from certain legal proceedings, including certain liens arising out of judgments or awards;

(k) liens for certain taxes or assessments, landlord's liens and liens and charges incidental to the conduct of our business, or our ownership of our assets which were not incurred in connection with the borrowing of money and which do not, in our opinion, materially impair our use of such assets in our operations or the value of the assets for its purposes; or

(l) liens on any assets of a Financing Subsidiary.

     Notwithstanding the foregoing restrictions, we may create or assume any Indebtedness which is secured by a lien, without securing the debt securities, provided that at the time of such creation or assumption, and immediately after giving effect thereto, the Exempted Debt then outstanding at such time does not exceed 20% of Consolidated Net Tangible Assets.

  LIMITATIONS ON SUBSIDIARY DEBT

     Cardinal will not permit any Restricted Subsidiary directly or indirectly to incur any Indebtedness for money borrowed, except that the foregoing restrictions will not apply to the incurrence of:


(a) Indebtedness outstanding on the date of the indenture;

(b) Indebtedness of a Restricted Subsidiary that represents its assumption of Indebtedness of another Subsidiary, and Indebtedness owed by any Restricted Subsidiary of Cardinal or to another Subsidiary, provided that such Indebtedness will be at all times held by either Cardinal or a Subsidiary, and provided further that upon the transfer or disposition of such Indebtedness to someone other than Cardinal or another Subsidiary, the incurrence of such Indebtedness will be deemed to be an incurrence that is not permitted;

(c) Indebtedness arising from (i) the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; or (ii) the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such overdraft is extinguished within five business days of incurrence;

(d) Indebtedness arising from guarantees of loans and advances by third parties to employees and officers of a Restricted
    Subsidiary in the ordinary course of business for bona fide business purposes, provided that the aggregate amount of such guarantees by all Restricted Subsidiaries does not exceed $1,000,000;

(e) Indebtedness incurred by a foreign Restricted Subsidiary in the ordinary course of business;

(f) Indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary or is merged into a Restricted Subsidiary or at the time of a purchase, lease or other acquisition by a Restricted Subsidiary of all or substantially all of the assets of such corporation;

(g) Indebtedness of a Restricted Subsidiary arising from agreements or guarantees providing for or creating any obligations of Cardinal or any of its Subsidiaries incurred in connection with the disposition of any business, property or Subsidiary, excluding guarantees or similar credit support by a Restricted Subsidiary of indebtedness incurred by the acquirer of such business, property or Subsidiary for the purpose of financing such acquisition;

(h) Indebtedness of a Restricted Subsidiary with respect to bonds, bankers' acceptances or letters of credit provided by such Subsidiary in the ordinary course of business;

(i) Indebtedness secured by a lien permitted by the provisions regarding limitations on liens or arising in respect of a sale and lease-back transaction permitted by the provisions regarding such transactions or any Indebtedness incurred to finance the purchase price or cost of construction of improvements with respect to property or assets acquired after the date of the indenture;

     (j)    Indebtedness that is issued, assumed or guaranteed in connection with compliance by a Restricted
            Subsidiary with the requirements of any program, applicable to such Restricted Subsidiary, adopted by any governmental authority that provides for financial or tax benefits which are not available directly to Cardinal;

     (k)    Indebtedness arising from Rate Hedging Obligations incurred to limit risks of currency or interest rate fluctuations to which a Subsidiary is otherwise subject by virtue of the operations of its business, and not for speculative purposes;

     (l)    Indebtedness incurred by any Financing Subsidiary; and

     (m)    Indebtedness incurred in connection with refinancing of any Indebtedness described in (a), (b), (f), (g)
            and (i) above ("Refinancing Indebtedness"), provided that:


             (i) the principal amount of the Refinancing Indebtedness does not exceed the principal amount of the Indebtedness refinanced (plus the premiums paid and expenses incurred in connection therewith),

            (ii) the Refinancing Indebtedness has a weighted average life to maturity equal to or greater than the weighted average life to maturity of the Indebtedness being refinanced, and

           (iii) the Refinancing Indebtedness ranks no more senior, and is at least as subordinated, as the Indebtedness being refinanced.

     Notwithstanding the foregoing restrictions, Restricted Subsidiaries may incur any Indebtedness for money borrowed that would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate principal amount of other Indebtedness (not including the Indebtedness permitted above), does not, at the time such Indebtedness is incurred, exceed 20% of Consolidated Net Tangible Assets.

  LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

     Sale and lease-back transactions (except such transactions involving leases for less than three years) by Cardinal or any Consolidated Subsidiary of any assets are prohibited unless:

     - Cardinal or the Consolidated Subsidiary would be entitled to incur Indebtedness secured by a lien on the assets to be leased in an amount at least equal to the Attributable Debt in respect to such transaction without equally and ratably securing the debt securities; or

     - the proceeds of the sale of the assets to be leased are at least equal to their fair value as determined by our board of directors and the proceeds are applied to the purchase or acquisition (or, in the case of real property, the construction) of assets or to the retirement of Senior Funded Indebtedness.

     The foregoing limitation will not apply, if at the time Cardinal or any Consolidated Subsidiary enters into such sale and lease-back transaction and, immediately after giving effect thereto, Exempted Debt does not exceed 20% of the Consolidated Net Tangible Assets.

  MERGER, CONSOLIDATION, SALE, LEASE OR CONVEYANCE

     Cardinal will not merge or consolidate with any other corporation and will not sell, lease or convey all or substantially all its assets to any person, unless:

     - Cardinal will be the continuing corporation; or

     - the successor corporation or person that acquires all or substantially all of Cardinal's assets is a corporation organized under the laws of the United States or a State thereof or the District of Columbia; and

     - the successor corporation or person expressly assumes all of Cardinal's obligations under the indenture and the debt securities; and

     - immediately after such merger, consolidation, sale, lease or conveyance, the successor corporation or person is not be in default in the performance of the covenants and conditions of the indenture to be performed or observed by Cardinal.

BOOK-ENTRY DEBT SECURITIES

     The debt securities of a series may be represented by one or more global securities that will be deposited with, or on behalf of, a depositary or its nominee identified in the applicable prospectus supplement. The one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series. Unless and until it is exchanged in whole or in part for debt securities in registered form, a global security may not be registered for transfer or exchange except as a whole by the depositary and except in the circumstances described in the applicable prospectus supplement.

     The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement. However, we expect that the following provisions will apply to depositary arrangements:

     - Unless otherwise specified in the applicable prospectus supplement, debt securities which are to be represented by a global security will be registered in the name of the depositary or its nominee;

     - Upon the issuance and deposit of such global security with the depositary, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that have accounts with the depositary or its nominee ("participants");

     - If the debt securities are offered and sold directly by us, the accounts to be credited will be designated by the underwriters or agents of the debt securities or by us;

     - Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants;

     - Ownership of beneficial interests by participants will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee;

     - Ownership of beneficial interests by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant;

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. These limitations and laws may impair the ability to transfer beneficial interests in such global securities.

     As long as the depositary or its nominee is the registered owner of a global security, the depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Unless otherwise specified in the applicable prospectus supplement, owners of beneficial interests in global securities will not be entitled to have debt securities registered in their names, will not receive or be entitled to receive physical delivery of debt securities in certificated form, and will not be considered the holders for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depositary and, if the person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

     We understand that under existing industry practices, if we request any action of holders or an owner of a beneficial interest desires to give any notice or take any action a holder is entitled to give or take under the indenture, the depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium and interest on a global security will be payable as described in the applicable prospectus supplement.

MODIFICATION OF THE INDENTURE

     Cardinal and the trustee cannot modify the indenture or any supplemental indenture or the rights of the holders of the debt securities without the consent of holders of not less than 66 2/3% in principal amount of the debt securities at the time outstanding of all series affected (voting as one class). Cardinal and the trustee cannot modify the indenture without the consent of the holder of each outstanding debt securities of such series affected by such modification to:

     (1) extend the final maturity of any of the debt securities; or

     (2) reduce the principal amount; or

     (3) reduce the rate or extend the time of payment of interest; or

     (4) reduce any amount payable on redemption; or

     (5) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity; or

     (6) reduce the amount provable in bankruptcy; or

     (7) impair or affect the right of any holder of the debt securities to institute suit for payment.

     In addition, the consent of all holders of debt securities is required to reduce the percentage of consent required to effect any modification.

     Cardinal and the trustee may modify the indenture or enter into supplemental indentures without the consent of the holders of the debt securities, in certain cases, including:

     (1) to convey, transfer, assign, mortgage or pledge to the trustee as security for the debt securities any property or assets;

     (2) to evidence the succession of another corporation to Cardinal and the assumption by the successor corporation of the covenants, agreements and obligations of Cardinal;

     (3) to add to Cardinal's covenants any further covenants, restrictions, conditions or provisions considered to be for the protection of the holders;

     (4) to cure any ambiguity or to correct or supplement any provision contained in the indenture which may be defective or inconsistent with any other provision contained in the indenture or to make such other provisions in regard to matters or questions arising under the indenture that will not adversely affect the interests of the holders of the debt securities in any material respect;

     (5) to establish the form or terms of debt securities; and

     (6) to evidence or provide for the acceptance of appointment by a successor trustee and to add to or change any of the provisions of the indenture that may be necessary to provide for or facilitate the administration of the trusts created thereunder by more than one trustee.

EVENTS OF DEFAULT

     The following constitute events of default under debt securities of any series:

     (1) failure to pay principal of and premium, if any, on any debt securities of such series when due;

     (2) failure to pay interest on any debt securities of such series when due for 30 days;

     (3) failure to perform any other covenant or agreement of Cardinal in the debt securities of such series or the indenture for 90 days after written notice to Cardinal specifying that such notice is a "notice of default" under the indenture;

     (4) failure to pay any sinking fund installment when due on any debt securities of such series;

     (5) certain events of bankruptcy, insolvency, or reorganization of Cardinal; and

     (6) any other event of default provided in the supplemental indenture or resolutions of Cardinal's board of directors of any debt securities of such series.

     If an event of default occurs and is continuing due to the default in the performance or breach in (1), (2), (3), or (4) above with respect to any series of debt securities but not with respect to all outstanding debt securities issued, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of each affected series (each series voting as a separate class) may declare the principal amount and interest accrued of all such affected series of debt securities to be due and payable immediately.

     If an event of default occurs and is continuing due to a default in the performance of any of the covenants or agreements in the indenture applicable to all outstanding debt securities issued and then outstanding or due to certain events of bankruptcy, insolvency or reorganization of Cardinal, either the trustee or the holders of not less than 25% in principal amount of all debt securities issued (treated as one class) may declare the principal amount and interest accrued of all such debt securities to be due and payable immediately. However, such declarations may be annulled and past defaults may be waived upon the occurrence of certain conditions including deposit by Cardinal with the trustee a sum sufficient to pay all matured installments of interest and principal and certain expenses of the trustee.

     Unless otherwise specified in a prospectus supplement, a default by Cardinal with respect to any Indebtedness other than the debt securities will not constitute an event of default with respect to the debt securities.

     The trustee may withhold notice to the holders of any series of the debt securities of any default (except in payment of principal of, or interest on, or in the payment of any sinking or purchase fund installment) if the trustee considers it in the interest of such holders to do so.

     Subject to the provisions for indemnity and certain other limitations contained in the indenture, the holders of a majority in principal amount of each series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee.

     No holder of debt securities of a series may institute any action against Cardinal under the indenture unless:

     (1) that holder gives to the trustee advance written notice of default and its continuance;

     (2) the holders of not less than 25% in principal amount of debt securities of such series then outstanding affected by that event of default request the trustee to institute such action;

     (3) that holder has offered the trustee reasonable indemnity;

     (4) the trustee shall not have instituted such action within 60 days of such request; and

     (5) the trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series then outstanding.

     At any time prior to the evidencing to the trustee of the taking of any action by the holders of the percentage in aggregate principal amount of the debt securities of any or all series specified in the indenture in connection with such action, any holder of a debt security may, by filing written notice with the trustee, revoke such action concerning such security.

     Cardinal is required to deliver to the trustee each year a certificate as to whether or not, to the knowledge of the officers signing such certificate, Cardinal is in compliance with the conditions and covenants under the indenture.

SATISFACTION AND DISCHARGE

     The indenture provides that Cardinal will be discharged from all obligations of the indenture and the indenture will cease to be of further effect when the trustee, on demand of and at the expense of Cardinal, executes proper instruments acknowledging satisfaction and discharge of the indenture upon compliance with certain enumerated conditions, including Cardinal having paid all sums payable by Cardinal under the indenture, when:

     (1) Cardinal has delivered to the trustee for cancellation all authenticated debt securities; or

     (2) all debt securities not delivered to the trustee for cancellation shall have become due and payable or are by their terms to become due and payable within one year.

THE TRUSTEE

     The trustee under the indenture is Bank One, N.A. (formerly known as, Bank One, Columbus, N.A.) The trustee is an affiliate of Bank One, Indianapolis, N.A., the trustee under a separate indenture for Cardinal's 6 1/2% Notes due 2004 and Cardinal's 6% Notes due 2006.

                                 LEGAL OPINIONS

     The validity of the offered securities will be passed upon for us by Amy B. Haynes, Assistant General Counsel, Practice Group Head, of our Securities and Corporate Governance Group. Ms. Haynes is paid a salary by our company and she participates in various employee benefits plans offered to our employees generally. Ms. Haynes holds common shares of our company, as well as vested and unvested options to purchase common shares of our company, and unvested restricted common shares of our company. Certain legal matters with respect to the offered securities may be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.

                                    EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule of the Company as of June 30, 2000 and 1999, and for each of the three years in the period ended June 30, 2000, have been incorporated in this prospectus by reference from Cardinal's Annual Report on Form 10-K filed September 6, 2000 ("Form 10-K"). Such consolidated financial statements and schedule of the Company as of and for the fiscal year ended June 30, 2000 have been audited by Arthur Andersen LLP as stated in their report which is incorporated in this prospectus by reference from the Form 10-K. Such consolidated financial statements and schedule of the Company, except the financial statements of Allegiance Corporation ("Allegiance") and of R.P. Scherer Corporation ("Scherer"), as of and for each of the two years in the period ended June 30, 1999 have been audited by Deloitte & Touch LLP as stated in their report which is incorporated in this prospectus by reference from the Form 10-K. The financial statements of Allegiance and of Scherer as of June 30, 1999 and for each of the two years in the period ended June 30, 1999 have been audited by PricewaterhouseCoopers LLP and Arthur Andersen LLP, respectively, as stated in their reports which are incorporated in this prospectus by reference from the Form 10-K. Such consolidated financial statements and supporting schedules of the Company as described above are incorporated herein by reference in reliance upon authority of the respective firms as experts in accounting and auditing in respect to the entities and for the periods they have audited. All of the foregoing firms are independent public auditors with respect to the entities and for the periods they have audited.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities: (i) through the solicitation of proposals of underwriters or dealers to purchase the offered securities, (ii) through underwriters or dealers on a negotiated basis, (iii) directly to a limited number of purchasers or to a single purchaser, or (iv) through agents. The prospectus supplement with respect to any offered securities will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the offered securities and the proceeds to Cardinal from such sale, any underwriting discounts and commissions and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such offered securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     We may indemnify our agents, dealers and underwriters against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for Cardinal in the ordinary course of business.

     The Prospectus Supplement will explain whether or not the offered securities will be listed on a national securities exchange. We cannot assure you that there will be a market for any of the offered securities.

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                                  $500,000,000

                             [CARDINAL HEALTH LOGO]


                              6.75% NOTES DUE 2011


                         ------------------------------
                             PROSPECTUS SUPPLEMENT


                                FEBRUARY 8, 2001

                         ------------------------------

                          Joint Book-Running Managers

                         BANC OF AMERICA SECURITIES LLC
                           DEUTSCHE BANC ALEX. BROWN

                         BANC ONE CAPITAL MARKETS, INC.
                                BARCLAYS CAPITAL
                          FIRST UNION SECURITIES, INC.
                         SUNTRUST EQUITABLE SECURITIES
                           WACHOVIA SECURITIES, INC.

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